EXHIBIT 12

Arconic and subsidiaries

Computations of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions, except ratios)

Three months ended March 31,	2017
Earnings
Income from continuing operations before income taxes	$484
Noncontrolling interests share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	—
Fixed charges added to earnings	119
Distributed income of less than 50 percent-owned persons	—
Amortization of capitalized interest:
Consolidated	3
Proportionate share of 50 percent-owned persons	—

Total earnings	$606

Fixed Charges
Interest expense:
Consolidated	$115
Proportionate share of 50 percent-owned persons	—

$115

Amount representative of the interest factor in rents:
Consolidated	$4
Proportionate share of 50 percent-owned persons	—

$4

Fixed charges added to earnings	$119

Interest capitalized:
Consolidated	$7

Proportionate share of 50 percent-owned persons	—

$7

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$126

Pretax earnings required to pay preferred stock dividends*	27

Combined total fixed charges and preferred stock dividends	$153

Ratio of earnings to fixed charges	4.8

Ratio of earnings to combined fixed charges and preferred stock dividends	4.0

*	Based on U.S. statutory rate of 35%